Exhibit 99.2
Navios Maritime Holdings Inc. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2010
PIRAEUS, Greece, Nov. 16, 2010 /PRNewswire via COMTEX/ —
•	Dividend of $0.06 per share for Q3 2010

•	Q3 Net Income excluding Navios Acquisition of $18.7 million

•	Q3 EBITDA excluding Navios Acquisition of $63.3 million
Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2010.
Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “We continue to benefit from our strategy of fixing our fleet for long-term periods with quality counter parties. Navios Holdings, excluding Navios Acquisition, had over $63 million in EBITDA and $18.65 million of net income.”
Ms. Frangou continued “We remain focused on maintaining a healthy balance sheet. We have concentrated on reducing our leverage through debt repayment and building strong liquidity. Our recent net debt to market capitalization was approximately 45%, and Navios Holdings remains one of the few dividend paying companies in the drybulk sector; we declared a $0.06 dividend per share for Q3 2010.”
2010 HIGHLIGHTS — RECENT DEVELOPMENTS
Navios Holdings
Vessel Sales
On November 15, 2010, Navios Holdings sold the Navios Melodia, a 2010 South Korean-built Capesize vessel of 179,132 dwt, and the Navios Fulvia, a 2010 South Korean-built Capesize vessel of 179,263 dwt, to Navios Partners for a total of $177.0 million, payable in the form of $162.0 million in cash and 788,370 common units in Navios Maritime Partners L.P. (“Navios Partners”).
Navios Fulvia, a 2010-built, 179,263 dwt Capesize vessel, was delivered on October 1, 2010 to Navios Holdings’ owned fleet from a South Korean shipyard. The vessel is chartered-out for 5 years at a net charter out rate of $50,588 per day. This vessel was sold to Navios Partners on November 15, 2010 for total consideration of $98.2 million.
Navios Melodia, a 2010-built, 179,132 dwt Capesize vessel, was delivered on September 20, 2010 to Navios Holdings’ owned fleet from a South Korean shipyard. The vessel is chartered-out for 12 years at a net charter out rate of $29,356 per day with 50/50 profit sharing. This vessel was sold to Navios Partners on November 15, 2010 for total consideration of $78.8 million.
Repurchase of Convertible Senior Promissory Note
On November 15, 2010, Navios Holdings purchased the 2% convertible senior promissory note that was previously issued at par value of $33.5 million for an aggregate price of $29.1 million representing a 13% discount.

Delivery of Navios Buena Ventura
On October 29, 2010, Navios Holdings took delivery of the Capesize vessel Navios Buena Ventura, a 2010-built of 179,132 dwt from a South Korean shipyard. The vessel is chartered-out for ten years at a net rate of $29,356 per day with 50/50 profit sharing.
Liquidity
On September 30, 2010, Net Debt to Total Capitalization, excluding Navios Acquisition, was 50.6% and 58.0% including Navios Maritime Acquisition Corporation (“Navios Acquisition”).Navios Holdings’ total available liquidity, including bank lines, at September 30, 2010 was approximately $254.2 million ($331.9 million including Navios Acquisition).Navios Holdings has no unfunded capital expenditures for 2010.
Time Charter Coverage
Navios Holdings has long-term fleet employment for periods ranging from one to 12 years. As of November 15, 2010, Navios Holdings had contracted 99.2%, 73.3%, 57.4% and 42.8% of its available days on a charter-out basis for 2010, 2011, 2012 and 2013, respectively, equivalent to $296.7 million, $274.6 million, $241.3 million and $195.4 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $26,262, $29,508, $31,513 and $32,822 for 2010, 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2010 is $10,107.
The above figures do not include Navios South American Logistics Inc. (“Navios Logistics”) fleet and vessels servicing the Contracts of Affreightment (“COA”).
Navios Acquisition
Information relating to Navios Acquisition is included herein because of the consolidation of Navios Acquisition into Navios Holdings. Certain numbers exclude the effect of the consolidation of Navios Acquisition.
Public Offering
On November 16, 2010, Navios Acquisition priced an offering of 6,500,000 shares of common stock at $5.50 per share in a public offering. Navios Acquisition granted the underwriters a 30-day option to purchase an additional 975,000 shares of common stock to cover over-allotments, if any. Navios Acquisition expects to use the net proceeds from the public offering for general corporate purposes.
Acquisition of two new build LR1 product tankers
In October 2010, Navios Acquisition entered into an agreement for the acquisition of two new build LR1 product tankers scheduled to be delivered in the second half of 2012 from a South Korean shipyard. The effective acquisition price, including the issuance of mandatorily convertible preferred shares, was $82.8 million and will be partially financed with a new credit facility of $52.2 million. The new credit facility has an amortization profile of 18.9 years and bears an interest of LIBOR plus (i) 250 bps prior to delivery of the vessels and (ii) 275 bps thereafter.
Delivery of the chemical tanker vessel Nave Cosmos
On October 27, 2010, Navios Acquisition took delivery of the chemical tanker Nave Cosmos of 25,130 mt from a South Korean shipyard. The vessel is chartered out for three months with an option for three additional months at a net daily charter rate of $10,238 for the first three months and $12,188 for the optional months.

$400.0 million 8 5/8% First Priority Ship Mortgage Notes Due 2017
On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Notes”). The Notes are secured by first priority ship mortgages on six very large crude carrier vessels aggregating approximately 1.8 million dwt owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
The net proceeds of the offering totalling $386.5 million were used to repay borrowings under certain of Navios Acquisition’s existing credit facilities from the VLCC acquisition, to partially repay $27.6 million of the $40.0 million Navios Holdings’ credit facility and for working capital purposes.
Acquisition of VLCC tanker vessels
On September 10, 2010, Navios Acquisition acquired a fleet of seven VLCC tankers (the “VLCC Acquisition”) for $587.0 million, adjusted for net working capital acquired of $20.1 million. The acquisition was financed with: (a) $410.5 million of bank debt, assumed at closing consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $10.7 million through the issuance of 1,894,418 shares of common stock at closing of which 1,378,122 were deposited into a one-year escrow account to provide for indemnity or other claims; and (d) $51.4 million due to a shipyard in 2011 for the new build VLCC scheduled for delivery in June 2011(of which $36.8 million is expected to be drawn down from existing debt facilities entered into in connection with the VLCC Acquisition).
The cash portion of the purchase price was financed by: (i) $32.2 million of cash from the balance sheet of the acquired entities; (ii) $40.0 million in short-term financing from Navios Holdings with a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012; and (iii) existing cash resources of Navios Acquisition. Out of the total amount of the $40.0 million loan, Navios Acquisition partially repaid $27.6 million to Navios Holdings in October 2010.
Fleet Profile
Navios Holdings controls a fleet of 57 vessels totaling 6.0 million dwt, of which 29 are owned and 28 are chartered-in under long-term charters. Navios Holdings currently operates 39 vessels (13 Capesize, 10 Panamax and 16 Ultra-Handymax) totaling 3.9 million dwt and has scheduled 18 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.9 years.
Exhibit II displays the “Core Fleet” profile of Navios Holdings and refers to drybulk vessel operations (excludes fleet of Navios Acquisition and Navios Logistics).
Financial Highlights
•	Net income, excluding Navios Acquisition, decreased by 12.5%% to $18.7 million in the third quarter of 2010 from $21.3 million in the same period in 2009.

•	EBITDA, excluding Navios Acquisition, increased by 13.6% to $63.3 million in the third quarter of 2010 from $55.7 million in the same period in 2009.

Dividend Policy
The Board of Directors declared a quarterly cash dividend for the third quarter of 2010 of $0.06 per share of common stock. This dividend is payable on January 5, 2011 to stockholders of record as of December 16, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Financial Results
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statements of income for the three and nine month periods ended September 30, 2010 and 2009. The information was derived from the unaudited consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or substitution for Navios Holdings’ results.
Third Quarter 2010 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

			Excluding Navios	Total (Excluding Navios
	Consolidated	Navios Acquisition	Acquisition	Acquisition)
	For the Three Months	For the Three Months	For the Three Months	For the Three Months
	Ended	Ended	Ended	Ended
	September 30.	September 30,	September 30,	September 30,
	2010	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$170,177	$8,102	$162,075	$160,570
EBITDA	$62,886	$(451)	$63,337	$55,746
Adjusted EBITDA (*)	$70,905	$7,568	$63,337	$55,746
Net income/(loss)	$14,640	$(4,016)	$18,656	$21,318
Adjusted Net Income (*)	$22,659	$4,003	$18,656	$21,318
Earnings/(loss) Per Share	$0.14	$(0.04)	$0.18	$0.21
Adjusted Earnings Per Share (*)	$0.22	$0.04	$0.18	$0.21

(*)	Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share for the three months ended September 30, 2010 excludes $8.0 million of transaction costs for the VLCC Acquisition.
Total Navios Holdings revenue including drybulk vessel operations, logistics business and tanker vessels operations for the three months ended September 30, 2010 increased by $9.6 million, to $170.2 million compared to $160.6 million for the same period in 2009.
Revenue from drybulk vessel operations for the three months ended September 30, 2010 was $106.8 million as compared to $121.2 million for the same period during 2009. The decrease in revenue was mainly attributable to (a) the decrease in short-term and long-term chartered in fleet available days of 229 days and (b) the decrease in the freight market resulting in lower charter out daily rates for the short and long term chartered in fleet. This decrease was partially offset by (a) a slight increase in Time Charter Equivalent (“TCE”) per day of 2.2% to $24,598 per day in the third quarter of 2010 from $24,061 per day in the same period of 2009 and (b) an increase in the available days of the fleet of 2.1% to 4,032 days in the third quarter of 2010 from 3,949 days in the same period of 2009. The variance of 83 days was due to an increase by 312 of the available ownership days following the delivery of 11 newbuilding owned vessels at various times since the third quarter of 2009, offset by a decrease in short-term and long-term chartered in fleet available days of 229 days in total.
Revenue from the logistics business was approximately $55.3 million for the three months ended September 30, 2010 as compared to $39.3 million during the same period of 2009. This increase was mainly attributable to (a) the acquisition of Sara H in February 2010, (b) the increased operations of its liquid port, (c) the increased volumes in the dry port terminal business and (d) the increased storage capacity of its dry port in Uruguay following the construction of its new silo.
Revenue from tanker vessel operations for the three month period ended September 30, 2010 was $8.1 million. Following the delivery of the product tanker Ariadne Jacob on July 2, 2010 and the VLCC Acquisition on September 10, 2010, Navios Acquisition had 308 available days at a TCE rate of $26,129. There were no operations in the corresponding period in 2009.
EBITDA of Navios Holdings (excluding Navios Acquisition) for the three months ended September 30, 2010 increased by $7.6 million to $63.3 million compared to $55.7 million for the third quarter of 2009. The $7.6 million increase in EBITDA was primarily due to (i) an increase in revenue of $1.5 million to $162.1 million in the third quarter of 2010 from $160.6 million in the same period of 2009, (ii) a decrease in time charter, voyage and logistic business expenses of $11.5 million from $95.4 million in the third quarter of 2009 to $83.9 million in the same period of 2010, (iii) a decrease of $0.1 million in noncontrolling interest and (iv) an increase in equity in net earnings from affiliated companies by $0.2 million. The overall variance of $13.3 million was offset by (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $0.6 million, (ii) an increase in general and administrative expenses of $1.6 million (excluding share-based compensation expenses), (iii) a decrease of $2.2 million in gains from derivatives and (iv) an increase of $1.3 million in net other expense.
EBITDA of Navios Logistics was $8.4 million for the three months ended September 30, 2010 as compared to $11.4 million during the same period in 2009.
Adjusted EBITDA of Navios Acquisition for the three month period ended September 30, 2010 was $7.6 million which excludes $8.0 million of transaction costs for the VLCC Acquisition.
Net income of Navios Holdings (excluding Navios Acquisition) for the three months ended September 30, 2010 was $18.7 million as compared to $21.3 million for the comparable period of 2009. The decrease of net income by $2.6 million was mainly due to (i) an increase in depreciation and amortization of $1.6 million, (ii) an increase in interest expense of $7.5 million, (iii) a decrease in income taxes of $0.7 million and (iv) an increase of $0.4 million in amortization for drydock and special survey costs. This decrease was offset by a $7.6 million increase in EBITDA discussed above.
Adjusted Net Income of Navios Acquisition for the three month period ended September 30, 2010 was $4.0 million, excluding items such as the transaction costs of $8.0 million incurred in connection with the VLCC Acquisition.

Nine months ended September 30, 2010 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data)

			Excluding Navios	Total (Excluding Navios
	Consolidated	Navios Acquisition	Acquisition	Acquisition)
	For the Nine Months	For the Nine Months	For the Nine Months	For the Nine Months
	Ended	Ended	Ended	Ended
	September 30.	September 30,	September 30,	September 30,
	2010	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$489,991	$8,128	$481,863	$449,946
EBITDA	$231,929	$(464)	$232,393	$151,517
Adjusted EBITDA (*)	$200,094	$7,555	$192,539	$142,423
Net income/(loss)	$92,450	$(4,098)	$96,548	$55,448
Adjusted Net Income (*)	$60,615	$3,921	$56,694	$46,354
Earnings/(loss) Per Share	$0.90	$(0.04)	$0.94	$0.55
Adjusted Earnings Per Share (*)	$0.59	$0.04	$0.55	$0.46

(*)	Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share for the nine months ended September 30, 2010 was adjusted by (i) a $17.7 million gain recognized as a result of the control obtained of Navios Acquisition as of May 28, 2010, (ii) a $26.1 million gain on sale of Navios Hyperion, Navios Aurora II and Navios Pollux to Navios Partners, (iii) a $4.0 million write off of an unfavorable short term charter and (iv) $8.0 million of transaction costs for the VLCC Acquisition.

Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share for the nine months ended September 30, 2009, excludes (i) $16.8 million gain on sale of assets, (ii) $6.1 million non cash compensation from Navios Partners and (iii) $13.8 million unrealized mark—to—market losses on common units of Navios Partners, accounted for as available for sale securities.
Total Navios Holdings revenue including drybulk vessel operations, logistics business and tanker vessels operations for the nine months ended September 30, 2010 increased by $40.0 million, to $490.0 million compared to $450.0 million for the same period in 2009.
Revenue from drybulk vessel operations for the nine months ended September 30, 2010 was $338.7 million as compared to $346.2 million for the same period during 2009. The decrease in revenue was mainly attributable to a decrease in TCE per day of 4.0% to $25,298 in the first nine months of 2010 from $26,353 per day in the same period of 2009. This decrease was offset by (a) an increase in available days of the fleet of 5.1% to 12,140 days in the first nine months of 2010 from 11,550 days in the same period of 2009. The variance of 590 available days was due to an increase by 1,557 of the available ownership days following the delivery of 11 newbuilding owned vessels at various times since the third quarter of 2009, offset by a decrease in short-term and long-term chartered in fleet available days of 234 days and 733 days, respectively.
Revenue from the logistics business was approximately $143.1 million for the nine months ended September 30, 2010 as compared to $103.8 million during the same period of 2009. This increase was mainly attributable to (a) the acquisition of Makenita H in June 2009, which was fully operational during the nine month period of 2010, (b) the acquisition of Sara H in February 2010, (c) the increased operations of its liquid port and (d) the increased storage capacity of its dry port in Uruguay following the construction of its new silo.
Revenue from tanker vessel operations for the nine month period ended September 30, 2010 was $8.1 million. Following the VLCC Acquisition and the acquisitions of the Collin Jacob in June 2010 and the Ariadne Jacob in July 2010, Navios Acquisition had 309 available days at a TCE of $26,084 for the nine month period ended September 30, 2010. There was no revenue in the corresponding period of 2009.
Adjusted EBITDA of Navios Holdings (excluding Navios Acquisition) for the nine months ended September 30, 2010 increased by $50.1 million to $192.5 million compared to $142.4 million for same period of 2009.

The $50.1 million increase in adjusted EBITDA was primarily due to (i) an increase in revenue of $32.0 million to $481.9 million for the first nine month period ended September 30, 2010 to $449.9 million in the same period of 2009, (ii) a decrease in time charter, voyage and logistic business expenses of $15.2 million from $270.0 million in the first nine months of 2009 to $254.8 million in the same period of 2010, (iii) a decrease of $1.4 million in noncontrolling interest, (iv) an increase in equity in net earnings from affiliated companies by $9.5 million and (v) an increase of $1.2 million in gains from derivatives. The overall variance of $59.3 million was offset by (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $4.5 million, (ii) an increase in general and administrative expenses of $3.9 million (excluding share-based compensation expenses) and (iii) an increase of $0.8 million in net other expense.
EBITDA of Navios Logistics was $22.8 million for the nine months ended September 30, 2010 as compared to $25.8 million during the same period in 2009.
Adjusted EBITDA of Navios Acquisition for the nine month period ended September 30, 2010 was $7.6 million which excludes $8.0 million of transaction costs for the VLCC Acquisition.
Adjusted Net income of Navios Holdings (excluding Navios Acquisition) for the nine months ended September 30, 2010 was $56.7 million as compared to $46.4 million for the comparable period of 2009. The increase of net income by $10.3 million was mainly due to (i) an increase in depreciation and amortization of $17.0 million, (ii) an increase in interest expense, net of $20.7 million, (iii) a decrease in income taxes of $1.4 million, (iv) an increase of $0.5 million in amortization for drydock and special survey costs and (v) an increase of $0.2 million in share—based compensation expense. This decrease was offset by a $50.1 million increase in adjusted EBITDA discussed above.
Adjusted Net Income of Navios Acquisition for the nine month period ended September 30, 2010 was $3.9 million and represented net income for the nine month period ended September 30, 2010, excluding the transaction costs of $8.0 million incurred in connection with the VLCC Acquisition.
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings drybulk operations and its fleet performance for the three and nine month periods ended September 30, 2010 and 2009.

			Nine Month	Nine Month
	Three Month Period ended	Three Month Period ended	Period ended	Period ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,032	3,949	12,140	11,550
Operating Days (2)	4,024	3,933	12,106	11,516
Fleet Utilization (3)	99.8%	99.6%	99.7%	99.7%
Equivalent Vessels (4)	44	43	44	43
TCE (5)	$24,598	$24,061	$25,298	$26,353

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.

(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As previously announced, Navios Holdings will host a conference call today, Tuesday, November 16, 2010 at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on third quarter 2010 financial results.
Conference Call details:
Call Date/Time: Tuesday, November 16, 2010, at 8:30 am ET
Call Title: Navios Holdings Q3 2010 Financial Results Conference Call
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 2462 5732
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 2462 5732
This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, http://www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 7:45 am ET on the day of the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit its website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics was formed in 2008 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 234 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.

About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.
About Navios Acquisition
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$133,200	$173,933
Restricted cash	171,156	107,158
Accounts receivable, net	79,557	78,504
Short-term derivative asset	10,245	38,382
Due from affiliate companies	2,854	1,973
Prepaid expenses and other current assets	32,400	27,730

Total current assets	429,412	427,680

Deposits for vessel acquisitions	610,017	344,515
Vessels, port terminal and other fixed assets, net	2,065,864	1,577,741
Long-term derivative assets	36	8,181
Restricted cash	27,498	—
Other long-term assets	55,374	69,222
Investments in affiliates	16,566	13,042
Investments in available for sale securities	79,999	46,314
Intangible assets other than goodwill	334,801	300,571
Goodwill	176,424	147,916

Total non-current assets	3,366,579	2,507,502

Total assets	$3,795,991	$2,935,182

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$41,259	$61,990
Dividends payable	6,061	6,052
Accrued expenses	86,802	48,030
Deferred income and cash received in advance	20,442	9,529
Short-term derivative liability	2,374	10,675
Capital lease obligations	1,243	—
Current portion of long-term debt	202,773	59,804

Total current liabilities	360,954	196,080

Senior and ship mortgage notes, net of discount	693,594	693,049
Long-term debt, net of current portion	1,309,105	869,853
Capital lease obligations, net of current portion	31,330	—
Unfavorable lease terms	59,031	59,203
Long-term liabilities and deferred income	53,070	33,470
Deferred tax liability	21,067	22,777

Total non-current liabilities	2,167,197	1,678,352

Total liabilities	2,528,151	1,874,432

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 14,651 and 8,201 issued and outstanding as of September 30, 2010 and December 31, 2009, respectively	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,017,178 and 100,874,199 as of September 30, 2010 and December 31, 2009, respectively	10	10
Additional paid-in capital	545,558	533,729
Accumulated other comprehensive income	28,515	15,156
Retained earnings	449,304	376,585

Total Navios Holdings’ stockholders’ equity	1,023,387	925,480
Noncontrolling interest	244,453	135,270

Total equity	1,267,840	1,060,750

Total liabilities and equity	$3,795,991	$2,935,182

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars-except share and per share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$170,177	$160,570	$489,991	$449,946
Time charter, voyage and logistic business expenses	(83,944)	(95,355)	(254,885)	(270,037)
Direct vessel expenses	(11,660)	(7,994)	(30,603)	(23,079)
General and administrative expenses	(20,005)	(9,969)	(43,549)	(30,961)
Depreciation and amortization	(23,864)	(19,915)	(71,171)	(51,832)
Interest income/expense and finance cost, net	(22,487)	(13,775)	(64,878)	(42,877)
(Loss)/gain on derivatives	(37)	2,167	4,005	2,786
Gain on sale of assets	—	—	26,134	16,790
Gain on change in control	—	—	17,742	—
Other expense, net	(3,799)	(2,517)	(10,603)	(13,509)

Income before equity in net earnings of affiliate companies	4,381	13,212	62,183	37,227
Equity in net earnings of affiliated companies	9,661	9,458	29,417	19,957

Income before taxes	$14,042	$22,670	$91,600	$57,184
Income taxes	(244)	433	657	2,027

Net income	13,798	23,103	92,257	59,211
Less: Net income attributable to the noncontrolling interest	842	(1,785)	193	(3,763)

Net income attributable to Navios Holdings common stockholders	$14,640	$21,318	$92,450	$55,448

Basic earnings per share attributable to Navios Holdings common stockholders	$0.14	$0.21	$0.90	$0.55

Weighted average number of shares, basic	100,559,330	99,839,013	100,485,842	99,910,610

Diluted earnings per share attributable to Navios Holdings common stockholders	$0.12	$0.20	$0.80	$0.54

Weighted average number of shares, diluted	116,807,405	105,803,346	115,145,274	103,733,886

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Nine Month	Nine Month
	Period ended	Period ended
	September 30,	September 30,
	2010	2009
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$92,257	$59,211
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments	52,700	46,513
(Increase)/Decrease in operating assets	(13,619)	8,001
Increase in operating liabilities	2,100	34,549
Payments for drydock and special survey costs	(8,556)	(3,282)

Net cash provided by operating activities	124,882	144,992

INVESTING ACTIVITIES:
Consolidation of subsidiary, net of cash assumed	(98,913)	—
Restricted cash for asset acquisitions	(46,871)
Acquisition of vessels	(121,087)	(318,876)
Deposits for vessel acquisitions	(349,987)	(239,823)
Receipts from finance lease	181	416
Proceeds from sale of assets	322,082	34,600
Purchase of property and equipment	(9,794)	(28,955)

Net cash used in investing activities	(304,389)	(552,638)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	377,090	555,129
Repayment of long-term debt and payment of principal	(212,683)	(12,019)
Dividends paid	(20,143)	(21,142)
Issuance of common shares	415	—
Acquisition of treasury stock	—	(717)
Increase in restricted cash	(3,375)	(8,375)
Net expenses from warrant exercise	(2,060)	—
Contributions to noncontrolling shareholders	(470)	—

Net cash provided by financing activities	138,774	512,876

(Decrease)/increase in cash and cash equivalents	(40,733)	105,230

Cash and cash equivalents, beginning of period	173,933	133,624

Cash and cash equivalents, end of period	$133,200	$238,854

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$54,144	$37,738
Cash paid for income taxes	$478	$2,508

Non-cash investing and financing activities
For issuance of convertible debt in connection with the acquisition of vessels	$—	$32,046
For issuance of preferred stock in connection with the acquisition of vessels	$33,715	$22,585
Equity in net earnings of affiliated companies	$29,417	$19,957

Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to Navios Holdings’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
EBITDA Reconciliation to Cash from Operations

Three Months Ended	September 30,	September 30,
(in thousands of U.S. dollars)	2010	2009
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$73,519	$31,276
Net increase/(decrease) in operating assets	(4,996)	18,643
Net increase in operating liabilities	(19,338)	(14,710)
Net interest cost	22,486	13,775
Deferred finance charges	(2,134)	(1,087)
Provision for losses on accounts receivable	(1,242)	(334)
Unrealized (loss)/gain on FFA derivatives, warrants and interest rate swaps	(4,549)	5,303
Earnings in affiliates, net of dividends received	2,090	3,214
Payments for drydock and special survey	1,827	1,451
Noncontrolling interest	842	(1,785)
Transaction Expenses	(5,619)	—

EBITDA	$62,886	$55,746

Navios Logistics EBITDA Reconciliation to Net Income

	Three Month Period Ended
	September 30, 2010	September 30, 2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Holdings shareholders	$1,457	$4,882
Depreciation and amortization	5,530	5,451
Amortization of deferred drydock costs	114	74
Interest income/expense and financing costs, net	1,113	1,558
Income taxes	168	(517)

EBITDA	$8,382	$11,448

EBITDA Reconciliation to Cash from Operations

Nine Months Ended	September 30,	September 30,
(in thousands of U.S. dollars)	2010	2009
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$124,882	$144,992
Net increase/(decrease) in operating assets	13,619	(8,001)
Net increase in operating liabilities	(2,100)	(34,549)
Net interest cost	64,877	42,877
Deferred finance charges	(5,244)	(3,215)
Provision for losses on accounts receivable	(6,680)	(1,375)
Unrealized (loss)/gain on FFA derivatives, warrants and interest rate swaps	(8,146)	1,483
Gain on change in control	17,742	—
Earnings in affiliates and joint ventures, net of dividends received	3,715	692
Payments for drydock and special survey	8,556	3,282
Noncontrolling interest	193	(3,763)
Non cash compensation received	—	6,082
Unrealized losses on available for sale securities	—	(13,778)
Gain on sale of assets	26,134	16,790
Transaction Expenses	(5,619)	—

EBITDA	$231,929	$151,517

Navios Logistics EBITDA Reconciliation to Net Income

	Nine Month Period Ended
	September 30, 2010	September 30, 2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Holdings shareholders	$3,325	$8,498
Depreciation and amortization	16,872	16,078
Amortization of deferred drydock costs	283	194
Interest income/expense and financing costs, net	3,153	3,310
Income taxes	(876)	(2,242)

EBITDA	$22,757	$25,838

EXHIBIT II
Owned Vessels

			Deadweight
Vessels(1)	Type	Built	(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Orbiter	Panamax	2004	76,602
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,132
Owned
Vessels to be delivered

			Deadweight
Vessel Name	Vessel Type	Delivery Date	(in metric tons)
Navios Luz	Capesize	11/2010	179,144
Navios Etoile	Capesize	11/2010	180,000
Navios Bonheur	Capesize	12/2010	180,000
Navios Altamira	Capesize	2/2011	180,000
Navios Azimuth	Capesize	3/2011	180,000

Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(2)
			(in metric tons)
Navios Astra(3)	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Golden Heiwa	Panamax	2007	76,662	No
Torm Antwerp	Panamax	2008	75,250	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
Formosabulk Brave	Capesize	2001	170,000	No
SC Lotta	Capesize	2009	170,500	No
King Ore	Capesize	2010	176,800	No
Phoenix Beauty	Capesize	2010	169,150	No
Long-term Chartered-in to be Delivered

		Delivery	Purchase
Vessels	Type	Date	Option	DWT
Navios Serenity	Handysize	05/2011	Yes (4)	34,718
Navios TBN	Handysize	09/2012	Yes (4)	34,718
Navios TBN	Capesize	12/2011	Yes	181,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Capesize	06/2013	Yes	180,000
Navios TBN	Ultra Handymax	12/2011	Yes	61,000
Navios TBN	Ultra Handymax	05/2013	Yes	61,000
Navios TBN	Ultra Handymax	10/2013	Yes	61,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Panamax	07/2013	Yes (4)	80,500
Navios TBN	Panamax	09/2013	Yes (4)	80,500
Navios TBN	Panamax	11/2013	Yes (4)	80,500

(1)	Owned fleet does not include Navios Fulvia and Navios Melodia, as on November 15, 2010, Navios Holdings sold both vessels to Navios Maritime Partners L.P. (“Navios Partners”) for a total of $177.0 million, payable in the form of $162.0 million in cash and 788,370 common units in Navios Partners.

(2)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(3)	Navios Holdings exercised its option in Q3 2010 to purchase Navios Astra for $21.0 million. Navios Astra is estimated to be delivered during the first quarter of 2011.

(4)	The initial 50% purchase option on each vessel is held by Navios Holdings.
SOURCE Navios Maritime Holdings Inc.